Exhibit 99.4

October 21, 2022

TO THE SHAREHOLDERS OF PERFORMANCE SHIPPING INC.

Enclosed is a Notice of the Special Meeting of Shareholders (the “Special Meeting”) of Performance Shipping Inc. (the “Company”) which will be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on November 7, 2022 at 15:00 local time in Athens, Greece.

At the Special Meeting, holders of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) will consider and vote upon the following proposal (the “Proposal”):

1.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the issued and outstanding Common Shares at a ratio of not less than one-for-two and in the aggregate at a ratio of not more than one-for-250, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.

2.	To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on October 17, 2022 (the “Shareholders”) will be entitled to vote at the Special Meeting. The Shareholders will vote as a single class at the Special Meeting.

Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of Shareholders representing a majority of the total voting rights of the Company. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Special Meeting shall constitute a quorum for the purposes of the Special Meeting. If less than a quorum is present, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the notice of the meeting, proxy statement and annual report electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

You are cordially invited to attend the Special Meeting in person. If you attend the Special Meeting, you may revoke your proxy and vote your Common Shares or Series C Preferred Shares, as applicable, in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR COMMON SHARES AND SERIES C PREFERRED SHARES, AS APPLICABLE, BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT OCTOBER 21, 2022, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Andreas Michalopoulos
Chief Executive Officer

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: ir@pshipping.com – www.pshipping.com

PERFORMANCE SHIPPING INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
October 21, 2022

NOTICE IS HEREBY given that a special meeting (the “Special Meeting”) of the holders (the “Shareholders”) of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) of Performance Shipping Inc. (the “Company”) will be held on November 7, 2022 at 15:00 local time at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece for the following purposes, which are more completely set forth in the accompanying Proxy Statement:

1. To consider and vote upon a proposal to approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the issued and outstanding Common Shares at a ratio of not less than one-for-two and in the aggregate at a ratio of not more than one-for-250, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.

2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 17, 2022 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on October 17, 2022 will be entitled to vote at the Special Meeting. The holders of the Common Shares and the Series C Preferred Shares will vote as a single class at the Special Meeting.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

All Shareholders must present a form of personal photo identification in order to be admitted to the Special Meeting. In addition, if your Common Shares or Series C Preferred Shares, as applicable, are held in the name of your broker, bank or other nominee and you wish to attend the Special Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares or the Series C Preferred Shares, as applicable, on October 17, 2022.

If you attend the Special Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Andreas Michalopoulos Chief Executive Officer

October 21, 2022
Athens, Greece

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE

PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 7, 2022

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Special Meeting of holders (the “Shareholders”) of (i) shares of common stock par value $0.01 per share (the “Common Shares”) and (ii) Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share of the Company (the “Series C Preferred Shares”) of the Company to be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on November 7, 2022 at 15:00 local time in Athens, or at any adjournment or postponement thereof (the “Special Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Special Meeting on or about October 21, 2022.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on October 17, 2022 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof. The Company has issued and outstanding 60,728,363 Common Shares and 1,314,792 Series C Preferred Shares. Each holder of record of Common Shares on the Record Date at the close of business is entitled to one (1) vote for each Common Share held. Each holder of record of Series C Preferred Shares on the Record Date is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following their initial issuance), multiplied by 10, or approximately 502 votes for each Series C Preferred Share then held. The Shareholders shall vote on the Proposal as a single class. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Special Meeting shall constitute a quorum for the purposes of the Special Meeting. The Common Shares and the Series C Preferred Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposal set forth on the Notice of Special Meeting of Shareholders.

In the event that a quorum is not present at the Special Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the Proposal described in this Proxy Statement are not timely received, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Special Meeting. If the Special Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Special Meeting will be required other than announcement at the Special Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “PSHG.”

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person. If you hold Common Shares or Series C Preferred Shares, as applicable, in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

General

The Board believes that it is in the best interest of the Company and the shareholders and has approved, and is hereby soliciting shareholder approval of, of one or more amendments to the Company’s Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-two and in the aggregate at a ratio of not more than one-for-250 (the “Amendment”). A vote FOR the Proposal will constitute approval of the Amendment, providing for the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued Common Shares between and including two and 250 into one Common Share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the shareholders approve this Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select a reverse stock split ratio within the approved range and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of this Proposal.  If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Company’s Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 500,000,000 Common Shares and the par value will remain at one United States cent ($0.01) per Common Share.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve this Proposal, the reverse stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect the reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the shareholders. The determination will be made by the Board with the intention to create the greatest marketability of the Company’s Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split contemplated in this Proposal if it determines, in its sole discretion, that implementing the reverse stock split is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the per share trading value of the Company’s Common Shares. The Board may effect the reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of the reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.

The Company received written notification from The Nasdaq Stock Market (“NASDAQ”) dated -July 13, 2022, indicating that the Company was not in compliance with a minimum bid price of greater than or equal to $1.00 per share (the “Minimum Bid Price Requirement”) for continued listing on NASDAQ. Pursuant to NASDAQ Listing Rules, the applicable grace period to regain compliance is 180 days, or until January 9, 2023. The Company has not yet regained compliance with this requirement.

The Company and the Board believe that maintaining the listing of the Common Shares on NASDAQ is in the best interest of the Company and its shareholders. NASDAQ has several listing criteria that a listed company must satisfy in order to maintain its listing. In addition to the Minimum Bid Price requirement, pursuant to its rules, NASDAQ may initiate delisting procedures under certain circumstances when a listed company’s shares trade at or below $0.10. The Company believes that effecting the reverse stock split will help it regain or maintain compliance with the Minimum Bid Price Requirement and other NASDAQ continued listing requirements.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company’s Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote. Adoption of the Proposal requires the affirmative vote of Shareholders representing a majority of the total voting rights of the Company.

Effect of abstentions. Abstentions will have the effect of voting AGAINST the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Special Meeting. Should any additional matter come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.pshipping.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Performance Shipping Inc. at +30-216-600-2400, or write to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

By Order of the Board of Directors

Andreas Michalopoulos
Chief Executive Officer

October 21, 2022
Athens, Greece

Exhibit I

If the Proposal is adopted at the Special Meeting, the Company’s Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to any reverse split of the Company’s Common Shares.

“Effective with the commencement of business on [___________] [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between two and 250 to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $[___________] as adjusted for the cancellation of fractional shares, and which may be further adjusted for the cancellation of fractional shares, is allocated to surplus.”